

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2025

Jason Berg
Chief Financial Officer
U-Haul Holding Company
5555 Kietzke Lane, Suite 100
Reno, Nevada 89511

Re: U-Haul Holding Company
Form 10-K for Fiscal Year Ended March 31, 2024
File No. 001-11255

Dear Jason Berg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services